FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 July 2012

HSBC BANK OMAN

HSBC Bank Oman SAOG ('HSBC Bank Oman') has announced a consolidated net profit of RO7.243m for the six months to 30 June 2012 which will be consolidated into the HSBC Group's 2012 interim results.

HSBC Bank Oman was formed on 3 June 2012 through the merger of Oman International Bank SAOG and the Oman operations of HSBC Bank Middle East Limited. HSBC Bank Middle East Limited, an indirect wholly owned subsidiary of HSBC Holdings plc, owns 51% of HSBC Bank Oman.

The text of HSBC Bank Oman's announcement is set out below:

Unaudited condensed financial results for the six months ended 30 June 2012 for HSBC Bank Oman SAOG

HSBC Bank Oman SAOG ('HSBC Bank Oman') announces that at the Board of Directors (the 'Board') meeting, held on Sunday, 29 July 2012, the Board approved HSBC Bank Oman's unaudited condensed financial results for the six months ended 30 June 2012, and also approved the Board of Directors' Report. The Board noted the consolidated net profit of RO7.243m compared to RO6.877m for the corresponding period in 2011.

Media enquiries to Charles Clarke on + 971 4 4235640 or at charleswclarke@hsbc.com

Notes to editors:

1. HSBC in the MENA Region
HSBC is the largest and most widely represented international banking organisation in the Middle East and North Africa (MENA), with a presence in 14 countries across the region. HSBC has operations in the United Arab Emirates, Egypt, Qatar, Oman, Bahrain, Kuwait, Jordan, Lebanon, Pakistan, Algeria and the Palestinian Autonomous Area. In Saudi Arabia, HSBC is a 40% shareholder of Saudi British Bank (SABB), and a 49% shareholder of HSBC Saudi Arabia for investment banking in the Kingdom. In Iraq, HSBC holds a majority shareholding in Dar Es Salaam Investment Bank. HSBC also maintains a representative office in Libya.

This presence, the widest reach of any bank in the region, comprises some 273 offices and around 12,000 employees. In the full year 2011, HSBC in the MENA region made a profit before tax of US$1,492m.

2. HSBC in Oman
HSBC is the largest international bank operating in the Middle East, and Oman is an important market in the region for the bank. Oman has one of the most stable political, social and economic environments in the region, with a growing economy supported by a young population and significant investments in infrastructure.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 30 July 2012